Exhibit 3.2

CERTIFICATE OF AMENDMENT TO THE

CERTIFICATE OF

DESIGNATION OF PREFERENCES,

RIGHTS AND LIMITATIONS OF

SERIES B PREFERRED STOCK

It is hereby certified that:

I.The name of the Corporation is CFN Enterprises Inc. (the "Corporation"), a Delaware corporation.

II.The Corporation has heretofore filed with the Secretary of State of Delaware a Certificate of Designation of Preferences, Rights and Limitations of Series B Preferred Stock creating a series consisting of 3,000 shares.

III.The Corporation's Board of Directors and the holder of all the issued and outstanding shares of Series B Preferred Stock have, by written consent dated August 14, 2025, approved an amendment to the Certificate of Designation of Preferences, Rights and Limitations of Series B Preferred Stock whereby the dividend rate of Series B Preferred Stock will be changed from 6% to 12% effective August 1, 2025.

IV.Paragraph 3(a) of the Certificate of Designation of Preferences, Rights and Limitations of Series B Preferred Stock shall be, and it hereby is, amended in its entirety by replacing such paragraph in its entirety as follows:

(a)Dividends in Cash. Holders shall be entitled to receive, and the Corporation shall pay, cumulative dividends at the rate per share (as a percentage of the Stated Value per share) of 12% per annum, payable monthly on the first day of each month, beginning on August 1, 2025 and on each date of a Conversion (with respect only to Preferred Stock being converted) (each such date, a “Dividend Payment Date”) (if any Dividend Payment Date is not a Trading Day, the applicable payment shall be due on the next succeeding Trading Day), in cash.

V.This Certificate of Amendment was adopted by the unanimous consent of Corporation's Board of Directors in accordance with Section 141 of the General Corporation Law of the State of Delaware and by the consent in writing of the holder of all outstanding shares of Series B Preferred Stock in accordance with Section 228 of the General Corporation Law of the State of Delaware on August 14, 2025, and no consent of the Corporation's common stockholders or holders of the Corporation’s Series A Preferred Stock was required for the adoption thereof pursuant to the authority conferred upon the Board of Directors by the Certificate of Incorporation of the Corporation.

VI.This Certificate of Amendment was duly adopted in accordance with Section 242 and 228 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the undersigned, being the Chief Executive Officer and President of the Corporation, has executed this Certificate of Amendment to the Certificate of Designation of Preferences, Rights and Limitations of Series B Preferred Stock as of August 14, 2025.

CFN ENTERPRISES INC.

By:	/s/ Brian Ross
Name: Brian Ross
Title: Chief Executive Officer and
President